Dependence on Local Makers and Artisans. *The Company's business model relies heavily on sourcing products from local makers and artisans. Any inability to attract, retain, or maintain relationships with these suppliers could adversely impact the Company's inventory, sales, and profitability.*

Geographic Concentration of Operations. The Company has multiple retail locations in Oregon and Washington. Adverse economic, regulatory, or environmental changes in these regions could disproportionately affect the Company's operations and financial performance.

Market Demand and Consumer Preferences. The Company operates in a retail sector where consumer preferences and trends can shift rapidly. A failure to anticipate or adapt to changing customer tastes could negatively impact the Company's revenue and market position.

Dependence on Foot Traffic and Local Events. The success of the Company's retail locations depends significantly on customer foot traffic, which can be influenced by factors such as local events, economic activity, and changes in the retail environment. A decline in foot traffic could materially affect the Company's revenue.

Economic and Competitive Conditions. The retail sector is highly competitive, with numerous competitors, including large retail chains, e-commerce platforms, and other local retailers. The Company's ability to compete effectively is subject to changes in the competitive landscape and broader economic conditions.

Risks Related to Inventory Management. The Company's focus on products from local makers involves challenges related to inventory management, such as forecasting demand, avoiding overstock or stockouts, and managing perishable or seasonal items. A failure to manage inventory effectively could have a negative impact on the Company's profitability.

Lease and Real Estate Risks. The Company leases physical retail spaces. Rising rental costs, inability to renew leases on favorable terms, or adverse changes in the real estate market could impact the Company's financial position and operational stability.

Economic Volatility and Consumer Spending. Consumer spending patterns are influenced by economic conditions, such as employment rates, inflation, and disposable income. A downturn in the economy could result in reduced consumer spending and negatively affect the Company's sales.

Online Platform Dependence. Increasing internet sales and reliance on online marketing require continual investment and adaptation of digital strategies. Any disruption to these platforms or changes in their policies could adversely affect the business.